FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
[ ] Check box if no longer subject		OMB Number: 3235-0287
to Section 16. Form 4 or Form	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	Expires: January 31, 2005
5 obligations may continue. See Instruction 1(b)		Estimated average burden hours per response....................0.5

(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Weeks, Harry O. Jr.	2. Issuer Name and Ticker or Trading Symbol Security Federal Corporation						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title Other (specify below) below)
(Last) (First) (Middle) PO Box 810	3. IRS Identification Number of Reporting Person, if an entity (voluntary) ###-##-####			4. Statement for Month/Day/Year 03/14/03
(Street) Aiken, SC 29802				5. If Amendment, Date of Original (Month/Year) N/A			7. Individual or Joint/Group Reporting (check applicable line) XX Form Filed by One Reporting Person Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (s) (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/14/03		J*		22,786	A	N/A	68,358	D
Common Stock	3/14/03		J*		1,180	A	N/A	3,540	I	By wife
Common Stock	3/14/03		J*		2,200	A	N/A	6,600	I	As Trustee for daughter

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                                                                            (Over)
 *If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                                                                                                SEC 1474 (9-02)
 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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FORM 4 (continued)                    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                    (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Year)	3A. Deemed Execution Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Deriva-tive Se-curities Benefici- ally Owned Following Reported Trans-action(s) (Instr. 4)	10. Owner-ship Form of Deri-vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4 )
				Code	V	(A)	(D)	Date Exer-cisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to buy)	16.75	3/14/03		J**		1,000		**	**	Common stock	3,000		3,000	D

Explanation of Responses:
*    Stock dividend (3:2 split).  No additional shares were purchased.
**  These options were granted under the 1999 Stock Option Incentive Plan of the Registrant on 10/19/99, and will expire on 9/30/09.  All options are exercisable at a rate of 20% each year beginning in Oct. 2004.  The number of shares and exercise price shown reflect the 3:2 split on 3/14/03.

                                                                                                                                 /s/Ruth Vance                                                 3/31/03
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.        **  Signature of Reporting Person                         Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.